Exhibit 99.128

Torque Esports Ecosystem Thrives In #StayAtHomeEconomy

●	Live ESPN coverage leads global television content partnerships for esports racing explosion

●	300 percent monthly game download increase in April from Eden Games in #StayAtHomeEconomy

●	250 percent increase for UMG Gaming in monthly entrants during April as college fans get something to cheer for after March Madness’s cancellation

MIAMI, FL (Tuesday, April 14, 2020) – Already renowned as a market leader in esports streaming, Torque Esports Corp.’s (OTCQB: MLLLF) (TSXV: GAME) significant 2020 expansion has continued with content partnerships with major television networks.

Last weekend, ex-Formula 1 World Champion Jenson Button beat a star-studded field of racers to claim the third All-Star Series Legends Trophy event with fans tuning in across America with live coverage on the Disney-owned (NYSE: DIS) ESPN.

Additionally, racing fans were able to watch live on the Discovery, Inc.-owned (NASDAQ: DISCA) Eurosport’s social media channels on Saturday via YouTube, Facebook, and Twitter.

The complete The Race All-Star Series - Fully Charged by ROKiT Phones also is distributed to an additional 600 million homes via more than 60 networks with a new highlights package partnership announced last week.

The content partnership with ESPN enabled Torque Esports to showcase the Eden Games-developed Gear.Club mobile game which will be used as part of the qualifying components for racers to enter Torque’s World’s Fastest Gamer competition.

Virtual racers from around the world can enter World’s Fastest Gamer from PC, console and mobile platforms for the chance to compete for a real-world race drive worth more than US$1 million.

The French game studio Eden Games (owned by Torque Esports) reported a 271 percent spike in daily downloads for the Gear.Club game following the ESPN broadcast on the weekend.

But virtual racing is not the only esports competition making the leap from live streaming services to TV screens around the world.

A new partnership between Torque Esports and Blake Broadcasting is taking content from UMG Gaming to millions of homes around the world. With college sports on hold in the US, UMG Gaming has kicked off the Collegiate Clash series.

Using popular games like Overwatch, teams from major colleges across the US are competing online and now being shown on television around the world via Blake Broadcasting.

“The interest in esports, gaming, and streaming at the moment with the COVID 19 situation has enabled Torque Esports to really join the dots for multiple parts of our company,” Torque Esports President and CEO, Darren Cox said.

“The #StayAtHomeEconomy is massive at the moment. We’re seeing that with game downloads from Eden Games (461 percent growth in monthly downloads since February 1), total number of gaming tournament total users for UMG Gaming (250 percent increase) and our international television audience, which gives us a potential reach of more than 600 million homes.

“Our gaming live streaming and data analytics experts at Stream Hatchet have also outlined record numbers across the entire industry. Since the start of April, gaming viewers around the world are consuming an average of 83 million hours of content a day on all streaming platforms. That’s 24 million hours more than they did in March.”

“Consumers, networks, and fans around the world are looking for quality live entertainment and our entire team at Torque Esports are in a fortunate position to be able to provide that.”

The Torque Esports group also includes the Barcelona, Spain-based data analytics experts Stream Hatchet; Lyon, France-based game studio, Eden Games; Maranello, Italy-based motorsport simulator company, Allinsports; esports tournament and streaming platform, UMG Games; UK-based content and esports tournament creators, IDEAS+CARS; plus London-UK-based motorsport and esports racing media platform, The Race.

About Torque Esports

Torque focuses on three areas - esports data provision, esport tournament hosting and esports racing.

Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With the proposed acquisition of simulator company AiS – Torque offers gamers everything from Free to Play mobile games to the highest end simulators.

Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com, +1 (705) 445-3006

Darren Cox, CEO darrencox@torqueesport.com

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